EXHIBIT 99.5: PRESS RELEASE
LDK Solar Reports Financial Results for Third Quarter 2009
Xinyu City, China and Sunnyvale, California, November 23, 2009 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today reported its unaudited financial results for the third quarter ended September 30, 2009.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights:
•	Third quarter 2009 revenue was $281.9 million;
•	Shipped 320.5 MW of wafers, up 26.8% year-over-year;
•	Gross margin for the third quarter of fiscal 2009 was 20.1%;
•	Net income was $29.4 million, or $0.27 per diluted ADS;
•	Increased wafer capacity to 1.7 GW and started pilot production at first 5,000 metric ton (MT) train in 15,000 MT polysilicon plant; and
•	Sold a 15% ownership stake in 15,000 MT annualized capacity polysilicon plant to Jiangxi International Trust and Investment Co., Ltd. for RMB1.5 billion (equivalent to approximately US$219 million)
Net sales for the third quarter of fiscal 2009 were $281.9 million, compared to $228.3 million for the second quarter of fiscal 2009, and $541.8 million for the third quarter of fiscal 2008.
For the third quarter of fiscal 2009, gross profit was $56.8 million, compared to negative $205.5 million in the second quarter of fiscal 2009, and $122.9 million for the third quarter of fiscal 2008.
Gross margin for the third quarter of fiscal 2009 was 20.1%, compared to negative 90.0% in the second quarter of fiscal 2009 and 22.7% in the third quarter of fiscal 2008.
Income from operations for the third quarter of fiscal 2009 was $37.1 million, compared to a loss of $235.0 million for the second quarter of 2009, and compared to income from operations of $107.8 million for the third quarter of fiscal 2008.
Operating margin for the third quarter of fiscal 2009 was 13.2% compared to negative 102.9% in the second quarter of fiscal 2009 and 19.9% in the third quarter of fiscal 2008.
Income tax expense for the third quarter of fiscal 2009 was $6.6 million, compared to income tax benefit of $29.5 million in the second quarter of fiscal 2009.
Net income for the third quarter of fiscal 2009 was $29.4 million, or $0.27 per diluted ADS, compared to a net loss of $216.9 million, or $2.03 per diluted ADS for the second quarter of fiscal 2009.
LDK Solar ended the third quarter of 2009 with $67.8 million in cash and cash equivalents and $72.7 million in short-term pledged bank deposits.
“We were pleased to see wafer demand strengthen across multiple geographies during the quarter, rebounding from the lower levels seen earlier this year. Our financial results for the third quarter reflect the recent improvement in the operating environment for the solar industry,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “During the third quarter, we continued to take steps to further strengthen our business. In addition to reaching important milestones for ramping our polysilicon production, we made great strides to further diversify and grow our business and improve our operating flexibility by increasing our near-term financial resources, while we continued to closely manage costs.
“We are making significant progress in ramping our operations. Our 1,000 MT polysilicon plant is in full scale production and our wafer plant is running at full capacity. We completed the first production run and initiated production ramp-up of operations for the first 5,000 MT train of our 15,000 MT plant during the quarter. As part of our efforts to expand our financial resources, we recently completed the sale of a 15% ownership stake in 15,000 MT plant for approximately $219 million to Jiangxi International Trust and Investment Co., Ltd. This investment strengthens our financial position and increases our operating flexibility,” continued Mr. Peng.
“During the third quarter, we made significant progress in diversifying our business. In China, the momentum in the local solar industry has continued to be encouraging. We have been awarded initial contracts to develop PV power projects in buildings, plants and integration systems, totaling up to 2 GW in various provinces. We will also co-operate with Best Solar on downstream PV projects, such as solar cell or module manufacturing, solar panel assembly or provision of certain solar utility services. As part of our ongoing efforts to expand our presence globally, we announced a partnership with Enfinity and the Balta Group for the largest rooftop solar energy installation project in Benelux, which will represent our first volume shipments of modules to Europe. We continue to be excited by the long-term growth opportunities in the solar industry,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the fourth quarter of fiscal 2009, LDK Solar estimates its revenue to be in the range of $280 million to $310 million with wafer shipments between 320 MW to 340 MW and module shipments between 20 MW to 30 MW.
Conference Call Details
The LDK Solar Third Quarter 2009 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on November 23, 2009. To listen to the live conference call, please dial 877-941-4774 (within U.S.) or 480-629-9760 (outside U.S.) at 7:50 a.m. ET on November 23, 2009. An audio replay of the call will be available to investors through November 25, 2009, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4178461#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	9/30/2009	6/30/2009
Assets
Current assets
Cash and cash equivalents	67,753	265,662
Pledged bank deposits	72,665	122,999
Trade accounts receivable	247,212	242,138
Bills receivable	5,208	642
Inventories	392,409	384,126
Prepayments to suppliers, net	74,063	79,163
Due from related parties	15,309	—
Other current assets	154,098	114,449
Deferred income tax assets, net	69,909	79,360

Total current assets	1,098,626	1,288,539
Property, plant and equipment, net	2,480,554	2,255,388
Deposits for purchases of property, plant and equipment	56,742	109,896
Intangible asset, net	1,035	966
Land use rights	164,422	164,846
Inventories to be processed beyond one year	25,314	—
Prepayments to suppliers expected to be utilized beyond one year, net	30,624	31,666
Pledged bank deposits — non-current	50,382	49,947
Debt issuance costs, net	5,813	6,690
Investment in an associate and a joint venture	74,540	63,504
Deposits relating to sales and leaseback transactions	7,322	7,319
Deferred income tax assets	16,907	—
Other assets	494	—

Total assets	4,012,775	3,978,761

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,103,754	1,189,902
Bills payable	103,065	162,509
Trade accounts payable	154,438	128,266
Advance payments from customers, current portion	488,677	258,438
Accrued expenses and other payables	537,006	548,870
Due to related parties	32,628	647
Income tax payable	12,409	914
Other financial liabilities	20,586	19,252

Total current liabilities	2,452,563	2,308,798

	9/30/2009	6/30/2009
Convertible senior notes	400,000	400,000
Debt discount	(9,898)	(11,391)
Long-term bank borrowings, excluding current installments	298,918	247,406
Obligations under capital leases, excluding current installments	25,576	30,472
Advance payments from customers — non-current	177,967	423,491
Other liabilities	64,821	15,333
Deferred income tax liability	7,170	4,556

Total liabilities	3,417,117	3,418,665

Equity
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049 shares issued; 113,248,243 and 113,212,122 shares outstanding as of September 30, 2009 and June 30, 2009, respectively	11,325	11,321
Additional paid-in capital	476,653	473,268
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	86,620	83,736
Accumulated deficit	(8,478)	(37,919)

Total LDK Solar Co., Ltd. shareholders’ equity	595,796	560,082
Non-controlling interests	(138)	14

Total equity	595,658	560,096

Total liabilities and shareholders’ equity	4,012,775	3,978,761

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	9/30/2009	6/30/2009
Net sales	281,888	228,298
Cost of goods sold	(225,118)	(433,819)

Gross profit (loss)	56,770	(205,521)
Selling expenses	(1,549)	(954)
General and administrative expenses	(16,110)	(26,506)
Research and development expenses	(2,007)	(2,018)

Total operating expenses	(19,666)	(29,478)

Profit (loss) from operations	37,104	(234,999)
Other income (expenses):
Interest income	696	394
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(11,365)	(12,899)
Foreign currency exchange gain, net	925	752
Government subsidy	13,819	360
Others	(5,236)	(40)

Profit (loss) before income tax	35,943	(246,432)
Income tax (expense) benefit	(6,562)	29,543

Net income (loss) after taxes before non-controlling interests	29,381	(216,889)
Loss attributable to non-controlling interests	60	-

Net income (loss) attributable to LDK Solar Co., Ltd. shareholders	29,441	(216,889)

Net income (loss) per ADS, Diluted	$0.27	$(2.03)

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801